EXHIBIT 99.2

Unaudited interim consolidated financial statements of

Intellipharmaceutics
International Inc.

August 31, 2010

Intellipharmaceutics International Inc.
August 31, 2010

Table of contents

Unaudited consolidated balance sheets	2

Unaudited interim consolidated statements of operations and comprehensive loss	3

Unaudited interim consolidated statements of shareholders’ equity (deficiency)	4

Unaudited interim consolidated statements of cash flows	5

Notes to the unaudited interim consolidated financial statements	6-19

Intellipharmaceutics International Inc.
Unaudited consolidated balance sheets
(Stated in U.S. dollars)
		November 30,
	August 31,	2009
	2010	(Notes 1 and 2)
	$	$
Assets
Current
Cash	2,355,404	8,014,492
Accounts receivable	2,614	5,427
Investment tax credits	1,099,075	1,840,044
Prepaid expenses, sundry and other assets	183,208	175,248
	3,640,301	10,035,211

Property and equipment, net (Note 4)	974,062	1,046,121
	4,614,363	11,081,332

Liabilities
Current
Accounts payable	425,735	1,323,368
Accrued liabilities (Note 5)	139,090	540,604
Employee cost payable (Note 7)	558,660	501,114
Current portion of capital lease obligations	20,288	35,595
Due to related parties (Note 6)	1,551,726	2,360,181
	2,695,499	4,760,862

Warrant liability (Note 12)	63,843	226,268
Capital lease obligations	941	12,862
Deferred revenue (Note 17)	8,906	1,449,326
	2,769,189	6,449,318

Shareholders' equity
Capital stock (Note 8 and 9)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
10,907,054 common shares	16,969	16,969
November 30, 2009 -
10,907,054 common shares)
Additional paid-in capital	19,268,121	18,263,340
Accumulated other comprehensive loss	(276,003)	(341,844)
Deficit	(17,163,913)	(13,306,451)
	1,845,174	4,632,014
Contingencies (Note 14)
	4,614,363	11,081,332

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)

	Three months ended		Nine months ended
	August 31, 2010	Sept 30, 2009	August 31, 2010	Sept 30, 2009
		(Notes 1 and 2)		(Notes 1 and 2)
	$	$	$	$

Revenue
Research and development	-	125,590	1,452,221	468,422
Other services	-	-	-	-
	-	125,590	1,452,221	468,422

Expenses
Cost of revenue	-	86,773	-	200,970
Research and development	1,483,128	156,583	3,357,554	816,599
Selling, general and administrative	526,644	238,012	1,913,301	560,159
Depreciation	62,531	98,480	178,414	300,129
	2,072,303	579,848	5,449,269	1,877,857

Loss before the undernoted	(2,072,303)	(454,258)	(3,997,048)	(1,409,435)
Fair value adjustment of warrants	32,376	-	164,397	-
Net foreign exchange gain (loss)	(51,413)	321,750	23,542	508,380
Interest income	1,938	49	25,672	1,566
Interest expense	(24,060)	(33,280)	(74,025)	(63,922)
Loss	(2,113,462)	(165,739)	(3,857,462)	(963,411)
Other comprehensive (loss) income
Foreign exchange translation adjustment	28,588	(324,720)	65,841	(492,870)
Comprehensive loss	(2,084,874)	(490,459)	(3,791,621)	(1,456,281)

Loss per common share, basic and diluted	(0.19)	(0.02)	(0.35)	(0.10)

Weighted average number of common
shares outstanding, basic and diluted	10,907,057	9,327,716	10,907,057	9,327,716

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of shareholders' equity (deficiency)
(Stated in U.S. dollars)
						Accumulated		Total
					Additional	Other		shareholders'
	Special voting shares		Common shares		paid-in	comprehensive		equity
	Number	Amount	Number	Amount	capital	income (loss)	Deficit	(deficiency)
		$		$	$	$	$	$

Balance, December 31, 2008	5,997,751	10,850	3,329,965	6,024	10,482,120	385,647	(11,467,716)	(583,075)

Shares issued as compensation	-	-	52,356	95	394,764	-	-	394,859
Share cancellation	(5,997,751)	(10,850)	(3,382,321)	(6,119)	(10,876,884)	-	-	(10,893,853)
Shares issued	-	-	10,907,057	16,969	10,876,884	-	-	10,893,853
Broker options issued in connection with
acquisition	-	-	-	-	161,833	-	-	161,833
Share issuance cost	-	-	-	-	(1,767,935)	-	-	(1,767,935)
Excess of assets over liabilities assumed on
acquisition	-	-	-	-	8,992,558	-	-	8,992,558
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	(727,491)	-	(727,491)
Loss	-	-	-	-	-	-	(1,838,735)	(1,838,735)
	(5,997,751)	(10,850)	7,577,092	10,945	7,781,220	(727,491)	(1,838,735)	5,215,089

Balance, November 30, 2009	-	-	10,907,057	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014
Adjustment for rounding of shares	-	-	(3)	-	-	-	-	-
exchanged under the transaction
described in Note 1
	-	-	10,907,054	16,969	18,263,340	(341,844)	(13,306,451)	4,632,014

Activities during nine month period
ended August 31, 2010
Adjustment of share issuance cost	-	-	-	-	68,328	-	-	68,328
Granting of Stock options to broker (note 8)	-	-	-	-	13,711	-	-	13,711
Granting of Stock options to employee	-	-	-	-	922,742	-	-	922,742
Other comprehensive loss (net of tax - $nil)	-	-	-	-	-	65,841	-	65,841
Loss for the period	-	-	-	-	-		(3,857,462)	(3,857,462)
	-	-	-	-	1,004,781	65,841	(3,857,462)	(2,786,840)
Balance, August 31, 2010	-	-	10,907,054	16,969	19,268,121	(276,003)	(17,163,913)	1,845,174

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)

	Three months ended		Nine months ended
	August 31, 2010	Sept 30, 2009	August 31, 2010	Sept 30, 2009
		(Notes 1 and 2)		(Notes 1 and 2)
	$	$	$	$

Loss	(2,113,462)	(165,739)	(3,857,462)	(963,411)
Items not affecting cash	-
Depreciation	62,531	98,480	178,414	300,129
Stock-based compensation	456,632	-	904,213	-
Interest accrual	23,369	29,518	71,198	59,317
Fair value adjustment of warrants	(32,376)	-	(164,397)	-
Unrealized foreign exchange loss (gain)	29,336	(299,159)	173,675	(477,210)
	(1,573,970)	(336,900)	(2,694,359)	(1,081,175)

Change in non-cash operating assets and liabilities
Accounts receivable	(153)	(2,819)	2,896	22,360
Investment tax credits	11,296	(142,869)	741,490	(567,869)
Prepaid expenses and sundry assets	(23,915)	(16,996)	25,967	28,153
Accounts payable and accrued liabilities	(72,591)	436,208	(1,268,697)	589,632
Deferred revenue	-	(123,513)	(1,440,421)	(364,793)
Cash flows used in operating activities	(1,659,333)	(186,889)	(4,633,124)	(1,373,692)

Financing activities
Payments on due to related parties	-	-	(860,104)	-
Receipts from related parties	-	563,796	-	1,079,661
Repayment of capital lease obligations	(9,557)	(9,391)	(27,448)	(24,732)
Share issuance costs	-	(381,448)	-	(560,898)
Cash flows from (used in) financing activities	(9,557)	172,957	(887,552)	494,031

Investing activity
Purchase of property and equipment	(1,774)	(2,402)	(118,389)	(11,289)
Cash flows used in investing activities	(1,774)	(2,402)	(118,389)	(11,289)

Effect of foreign exchange (loss) gain on
cash held in foreign currency	(42,712)	1,699	(20,023)	(380)

Decrease in cash	(1,713,376)	(14,635)	(5,659,088)	(891,330)
Cash, beginning of period	4,068,780	25,518	8,014,492	902,213
Cash, end of period	2,355,404	10,883	2,355,404	10,883

Supplemental cash flow information
Interest paid	-	-	105,903	-
Taxes paid	-	-	-	-

See accompanying notes to interim consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

1.	Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs.

The shareholders of IntelliPharmaCeutics Ltd. (“IPC Ltd”), and Vasogen Inc. (“Vasogen”) approved a plan of arrangement and merger whereby IPC Ltd. combined with Vasogen to continue as a newly incorporated publicly traded entity to be called Intellipharmaceutics International Inc. (“the IPC Arrangement Agreement”)  at their respective shareholder meetings on October 19, 2009. All court and regulatory approvals required to effect the arrangement were received.

The completion of the arrangement on October 22, 2009 resulted in a new publicly-traded company, Intellipharmaceutics International Inc. incorporated under the laws of Canada and traded on the TSX and NASDAQ. As a result of the arrangement transaction, IPC Ltd shareholders owned approximately 86% of the outstanding common shares of the Company and Vasogen's shareholders owned approximately 14% of the outstanding common shares of the Company.

As a result of the transaction the Company selected a November 30 year end which resulted in the Company having an eleven month fiscal period in 2009. All comparable information is that of the predecessor company IPC Ltd. which had a December 31 year end. Accordingly, the Company’s unaudited consolidated statement of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows have been presented for the three and nine months period ended August 31, 2010 with a comparative three and nine months period ended September 30, 2009.

2.	Basis of presentation

(a)	Basis of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd, Intellipharmaceutics Corp. (“IPC Corp”), Vasogen Ireland Ltd. (“VIL”) and Vasogen Corp. (“VUS”).

These unaudited interim consolidated financial statements have been prepared using the same accounting policies, and methods as those used by the Company in the annual audited consolidated financial statements for the year ended November 30, 2009, except as described below under “recently adopted accounting pronouncements”. The unaudited interim consolidated financial statements reflect all adjustments necessary for the fair presentation of the Company’s financial position and results of operation for the interim periods presented.

On October 22, 2009, the Company, formerly IPC Ltd, as part of the acquisition discussed in Note 1, issued 1,526,987 shares of stock in exchange for all the outstanding shares of Vasogen and 9,380,070 shares of stock in exchange for all the outstanding shares of IPC Ltd. Each former shareholder of Vasogen received 0.65963061 common shares of IPC and each former equity shareholder of IPC Ltd. and its operating affiliate IPC Corp. received 0.552788117 common shares of IPC, for each share they exchanged in the transaction. Under accounting principles generally accepted in the United States of America (“GAAP”), this transaction is considered to be a continuity of interest transaction followed by the acquisition of assets and assumption of certain liabilities of Vasogen. On acquisition, the difference between the fair value of assets acquired and liabilities assumed was recorded as a credit to additional paid in capital.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

2.	Basis of presentation (continued)

(a)	Basis of consolidation (continued)

The comparative number of shares issued and outstanding, options, warrants, basic and diluted loss per common share have been amended to give effect to reflect the merger.

All significant inter-company accounts and transactions have been eliminated on consolidation.

(b)	Going concern

The unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”), assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company’s principal business activities are focused on the research, development and manufacture of novel or generic controlled release and targeted release oral, solid dosage drugs. The Company earns revenues from development contracts which provide upfront fees, milestone payments, reimbursement of certain expenditures and royalty income upon commercialization of its products. The Company has incurred losses from operations since inception, and has an accumulated deficit of $17,163,913 as at August 31, 2010 (November 30, 2009 - $13,306,451). Previously, the Company has funded its research and development activities through the issuance of capital stock, loans from related parties, funds from the IPC Arrangement Agreement and funds received under development agreements. There is no certainty that such funding will be available going forward.

As the Company has several projects in the research and development stage, it expects to incur additional losses and require additional financial resources to support its operating activities for the foreseeable future. The continuation of the Company’s research and development activities and the commercialization of its products are dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property, obtain regulatory approvals and finance its cash requirements on an ongoing basis. However, there is an uncertainty about the outcome of management’s efforts to raise additional financing and future research and development activities.

If the Company is not able to raise additional funds to finance its operations for the foreseeable future, there is substantial doubt about the Company’s ability to continue as a going concern and realize its assets and pay its liabilities as they become due. If the Company cannot secure additional financing or additional financing on terms that would be acceptable to the Company, the Company will have to significantly reduce operating expenditures. The unaudited interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	Significant accounting policies

Future accounting pronouncements

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”). ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable. As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement. As well, it expands disclosure requirements. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact of ASU 2009-13 will have on its financial statements upon its adoption.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

3.	Significant accounting policies (continued)

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2010 and 2009 that will become effective in subsequent periods. The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

4.	Property and equipment

			August 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	169,480	119,628	49,852
Computer software	30,480	17,585	12,895
Furniture and fixtures	99,282	63,490	35,792
Laboratory equipment	2,049,088	1,236,571	812,517
Leasehold improvements	886,358	886,358	-
Lab equipment under capital lease	61,081	28,400	32,681
Computer under capital lease	76,134	45,809	30,325
	3,371,903	2,397,841	974,062

			November 30, 2009
		Accumulated	Carrying
	Cost	amortization	value
	$	$	$

Computer equipment	149,969	109,353	40,616
Computer software	17,050	14,087	2,963
Furniture and fixtures	85,149	59,301	25,848
Laboratory equipment	1,808,372	910,055	898,317
Leasehold improvements	895,511	895,511	-
Lab equipment under capital lease	61,712	22,868	38,844
Computer under capital lease	76,920	37,387	39,533
	3,094,683	2,048,562	1,046,121

Depreciation for the three and nine months period ended August 31, 2010 was $62,531 and $178,414, respectively (three and nine months period ended September 30, 2009 - $98,480 and $300,129, respectively).

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

5.	Accrued liabilities

	August 31,	November 30,
	2010	2009
	$	$

Professional fees	101,759	482,624
Other	37,331	57,980
	139,090	540,604

6.	Due to related parties

Amounts due to the related parties are payable to entities controlled by shareholders and to officers and directors of the Company.

	August 31,	November 30,
	2010	2009
	$	$
Promissory note payable to two directors and officers
of the Company, unsecured 6% annual interest
rate on the outstanding loan balance (i)
(2010 - Cdn $1,626,749; 2009 - Cdn $2,463,240)	1,525,316	2,333,498
Note payable to an entity controlled by
shareholders, officers and directors of the
Company, unsecured, non-interest bearing
with no fixed repayment terms.
(2010 - Cdn $28,167; 2009 - Cdn $28,167)	26,410	26,683
	1,551,726	2,360,181

Interest expense on the promissory note payable to related parties for the three and nine months period ended August 31, 2010 is $23,369 and $71,198 (three and nine months period ended September 30, 2009 - $29,518 and $59,317) and has been included in the consolidated statement of operations.

(i)
As a result of the transactions, as described in Note 1, effective October 22, 2009, the promissory note dated September 10, 2004 issued by IPC Corp. to Dr. Isa Odidi and Dr. Amina Odidi (the “Promissory Note”) was amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Corp following the effective date, and/or proceeds received by any IPC Company from any offering of its securities following the effective date and/or amounts received by IPC Corp for the scientific research tax credits received after the effective date for research expenses of IPC Corp incurred before the effective date and (ii) up to $800,000 from the Net Cash (as defined in the IPC Arrangement Agreement). During the nine months ended August 31, 2010 Cdn $800,000 (US $755,760) and an interest payment of Cdn $110,452 (US $104,943) of the shareholder note was repaid by the Company in accordance with the terms of the IPC Arrangement Agreement.

7.	Employee costs payable

As at August 31, 2010, the Company had $472,619 (November 30, 2009 - $462,986) in unpaid salary payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers of the Company and $86,041 (November 30, 2009 - $38,128) for other amounts payable to certain employees.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

8.	Capital stock

Authorized, issued and outstanding

The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at August 31, 2010 and November 30, 2009 the Company has 10,907,054 common shares issued and outstanding, respectively, and no preference shares issued and outstanding. The previously reported 10,907,057 issued and outstanding shares have been adjusted for a rounding adjustment.

A company (“Odidi Holdco”) owned by two officers and directors of IPC owns 5,997,751 common shares or approximately 55% of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Common shares of the Company are entitled to receive, as and when declared by the board of the Company, dividends in such amounts as shall be determined by the board of the Company. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

The Company was able to negotiate certain reduced stock issuance costs in connection with becoming a publicly traded company in 2009. The estimate used in preparation of the year end financial statements was higher than the amount eventually paid during the second quarter of fiscal 2010, which resulted in an adjustment of $54,454 in the statement of shareholders’ equity (deficiency) for the three month period ended February 28, 2010. In addition as described in Note 9 the Company issued an additional 32,722 broker options related to this transaction. The fair value of these stock options using the Black-Scholes options pricing model was less than the estimated fair value of these stock options recorded in the 2009 year end financial statements which resulted in a further adjustment of $13,711 for the three month period ended May 31, 2010. These adjustments have been recorded as credits to additional paid in capital.

As described in Note 2(a) the comparative share information have been amended to give effect of the transaction described in Note 1.

9.	Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,090,706 based on the number of issued and outstanding common shares as at August 31, 2010. As at August 31, 2010, 128,800 options are outstanding under the employee stock option plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years. As at August 31, 2010, there were 961,906 options available for grant under the Employee Stock Option Plan.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

9.	Options (continued)

In August 2004, the Board of Directors of IPC Ltd approved a grant of 2,763,940 stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. These options were still outstanding as at August 31, 2010 and will expire in 2014.

In addition to the Employee Stock Option Plan, in connection with the October 2009 transaction IPC Ltd issued 87,256 broker options to purchase common shares of IPC that were still outstanding as at August 31, 2010.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, consistent with the provisions of Accounting Standards Codification topic ASC 718, formerly SFAS No. 123(R) and SAB No. 107.

Option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The assumptions presented in the table below represent the weighted average of the applicable assumption used to value stock options at their grant date. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average of the term of the options. The risk-free rate assumed in valuing the options is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average value of employee stock options and broker options granted in 2010 and the value of broker options granted in 2009 was estimated using the following assumptions.

	2010	2009

Volatility	90.4%	142.3%
Risk-free interest rate	2.5%	1.5%
Expected life (in years)	3.47	1
Dividend yield	-	-
The weighted average grant date
fair value per options granted	$1.15	$1.85

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

9.	Options (continued)

Details of stock option transactions are as follows:

		Weighted
		average	Weighted
		exercise	average
	Number of	price per	grant date
	options	per share	fair value
		$	$

Outstanding
beginning of period, November 30, 2009	2,939,188	6.48	3.46
Expired	(9,687)	30.38	19.80
Balance at February 28, 2010	2,929,501	6.40	3.40

Granted	92,722	3.84	1.15
Expired	(3,614)	360.50	231.14

Balance at May 31, 2010	3,018,609	5.90	3.06
Expired	(5,891)	57.76	31.32
Outstanding, end of period August, 31, 2010	3,012,718	5.80	3.00

Options exercisable, end of period	754,066	12.35	7.21

As of August 31, 2010, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

				Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 10.00	2,963,956	3.72	3.9	1.60	705,304	4.03	1.60
10.00-100.00	39,230	35.59	6.5	29.49	39,230	37.59	29.50
300.00-500.00	5,177	361.41	4.3	235.72	5,177	361.41	235.72
500.00-1,000.00	4,256	706.98	2.5	436.60	4,256	706.98	436.60
1,000.00-1,500.00	99	1,149.13	1.3	709.18	99	1,149.13	709.18
	3,012,718	5.80	4.0		754,066	12.35

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

9.	Options (continued)

Total unrecognized compensation cost relating to the unvested performance based stock options at August 31, 2010 is approximately $2,656,800 (November 30, 2009 - $3,542,400). A total of 2,763,940 performance based stock options granted to date will vest upon the achievement of certain performance conditions. During the year ended December 31, 2007, a performance condition was met as the U.S. Food and Drug Administration accepted (“FDA”) an Abbreviated New Drug Application (“ANDA”) for a certain drug, resulting in the vesting of 276,394 stock options. As a result, a stock-based compensation expense of $442,800 relating to these stock options was recognized in research and development expense in the year ended December 31, 2007. The Company determined that it was probable as at December 31, 2008 that the Company will meet the performance criteria related to an additional 276,394 stock options. Accordingly, the Company recorded an additional stock based compensation expense of $442,800 related to these options in research and development expense. During the three months ended May 31, 2010, the Company had a second ANDA filing accepted by the FDA to satisfy the actual performance condition of these options. The Company determined that it was probable as at May 31, 2010 that the Company will meet the performance criteria related to another 276,394 performance stock options, accordingly the Company recorded an additional stock-based compensation expense of $442,800. The Company determined that it is probable as at August 31, 2010 that the Company will meet the performance criteria related to another 276,394 performance stock options, and accordingly, the Company recorded an additional stock-based compensation expense of $442,800. As at August 31, 2010, 2,211,152 performance-based stock options remain unvested. No other compensation cost has been recognized for the remaining unvested performance-based options. On a pro forma basis, if all performance conditions are achieved prior to the expiry of the term of these options in 2014, an additional stock-based compensation expense of approximately $2,656,800 will be recognized.

No options were exercised in the three and nine month period ended August 31, 2010 and in the three and nine month period ended September 30, 2009.

During the three months ended August 31, 2010, no options were granted to employees.  During the nine month ended August 31, 2010 the Company granted 60,000 stock options to employees. In addition, during the nine month period ended August 31, 2010 the Company issued 32,722 broker options to purchase common shares of IPC, in connection with the October 2009 transaction. No options were granted during the three and nine months ended September 30, 2009. In fiscal 2009 the Company accrued a stock based compensation expense of $18,529 related to 12,500 stock options issuable to an officer of the Company. This accrued amount was adjusted to additional paid in capital upon issuance of these options during the nine months ended August 31, 2010.

The Company’s total stock based compensation for the three and nine month period ended August 31, 2010 was $456,632 and $904,213 respectively. The Company recorded no stock-based compensation for the three and nine month ended September 30, 2009. The Company recorded stock-based compensation of $442,800 in research and development expense and $13,832 in selling, general and administration for the three month period ended August 31, 2010. The Company recorded stock-based compensation of $885,600 in research and development expense and $18,613 in selling, general and administration for the nine month period ended August 31, 2010.

10.         Deferred share units

Effective May 28, 2010, the Company shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine. No DSUs have been issued under the plan.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

11.	Restricted share units

Effective May 28, 2010, the Company shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. A RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

12.	Warrants

The following table provides information on the 357,237 warrants outstanding and exercisable as of August 31, 2010:

	Number		Shares issuable
Exercise price	outstanding	Expiry	upon exercise
$

95.51	113,962	November 14, 2011	113,962
47.91	243,275	May 24, 2012	243,275
	357,237		357,237

Details of warrant transactions are as follows:

August 31,
2010

Outstanding in beginning of period	376,699
Expired	(19,462)
357,237

The fair value of the warrants outstanding at August 31, 2010 using the Black-Scholes options pricing model was estimated to be $63,843 (November 30, 2009 - $226,268) and was estimated using the following assumptions:

Warrants			Risk free	Expected
outstanding	Dividend	Volatility	rate	life
		%	%

113,962	-	94.9	1.46	1.2 yrs
243,275	-	134.0	1.46	1.7 yrs

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

13.	Income taxes

The Company has had no taxable income under the Federal and Provincial tax laws of Canada and the United States of America for the nine months ended August 31, 2010 and September 30, 2009. The Company has non-capital loss carry-forwards at August 31, 2010 totaling $9,796,502 in Canada and $122,315 in United States federal income tax losses that must be offset against future taxable income. If not utilized, the loss carry-forwards will expire between 2014 - 2030. As a result of FIN 48, “Accounting for Uncertainty in Income Taxes”, there was no material impact on the Company’s financial statements.

As at August 31, 2010, the Company has a cumulative carry-forward pool of SR&ED expenditures in the amount of approximately $4,851,000 Federal, which can be carried forward indefinitely.

At August 31, 2010 the Company had approximately $484,700 of Ontario harmonization credits, which will expire on the November 30, 2015 taxation year. These credits are subject to a full valuation allowance as they do not meet the more likely than not test.

As at August 31, 2010, the Company had approximately $472,200 (2009 - $156,100) of unclaimed Canadian investment tax credits (ITCs) which expire from 2024 to 2029.

These losses and credits are subject to a full valuation allowance as they do not meet the more likely than not test.

14.	Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at August 31, 2010, there were no pending litigation or threatened claim outstanding other than the one described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed a lawsuit for patent infringement against the Company in the United States District Court for the District of Delaware and for the Southern District of New York, relating to Intellipharmaceutics’ generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. The Company remains confident that Intellipharmaceutics’ generic versions of Effexor XR® do not infringe those patents. Intellipharmaceutics intends to vigorously defend against the complaints described above.

Pursuant to an arrangement agreement between Vasogen and Cervus dated August 14, 2009 (the "Cervus Agreement"), Vasogen and New Vasogen entered into an indemnity agreement (the "Indemnity Agreement"), which became an obligation of the Company as of October 22, 2009.

The Indemnity Agreement is designed to provide Cervus, with indemnification for claims relating to Vasogen's and New Vasogen's business that are brought against Cervus in the future, subject to certain conditions and limitations.

The Company’s obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement) are limited to an aggregate of Cdn$1,455,000 with a threshold amount of Cdn$50,000 before there is an obligation to make a compensation payment.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

15.	Financial instruments

(a)	Fair values

Effective January 1, 2008, we adopted Accounting Standards Codification 820 Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair value of cash is measured based on Level 1 inputs referred to in the three levels of the hierarchy noted above.

The carrying values of cash, accounts receivable, investment tax credits and accounts payable and accrued liabilities approximates their fair values because of the short-term nature of these instruments.

The fair values of amounts due to related parties are not determinable due to the nature of the amounts.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

15.	Financial instruments (continued)

(b)	Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investment due to the short term nature of the investments.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	August 31,	November 30,
	2010	2009
	$	$

Total accounts receivable	2,614	5,427
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	2,614	5,427

Not past due	515	521
Past due for more than 31 days
but no more than 60 days	535	3,589
Past due for more than 61 days
but no more than 90 days	517	-
Past due for more than 91 days
but no more than 120 days	1,047	-
Past due for more than 120 days	-	1,317
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	2,614	5,427

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the period ended August 31, 2010 one customer accounted for 100% of revenue of the Company and 100% of accounts receivable of the Company. In fiscal year 2009, two customers accounted for 90% and 10% of net revenue of the Company and one customer accounted for 100% of accounts receivable of November 30, 2009.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

15.	Financial instruments (continued)

(c)	Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange risk relating to the impact of foreign exchange (“FX”) of translating certain non-US dollar balance sheet accounts as these statements are presented in US dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million a +/- 10% movement in the Canadian currency held by the Company versus the US dollar would affect the Corporation’s loss and other comprehensive loss by $0.1 million.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

		August 31, 2010
	USD total	Canadian
FX rates used to translate to USD		1.0665
	$	$

Assets
Cash	2,062,347	2,199,493
Accounts receivable	-	-
Investment tax credits	1,099,075	1,172,164

Liabilities
Accounts payable	290,064	309,353
Accrued liabilities	130,770	139,466
Employee cost payable	86,040	91,762
Capital lease	20,288	21,637
Due to related parties	1,551,726	1,654,916

(d)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecast cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at August 31, 2010:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	1 year	1 year
	$	$	$	$	$

Accounts payable	425,735	-	-	-	-
Accrued liabilities	139,090	-	-	-	-
Employee cost payable	558,660	-	-	-	-
Lease obligations	8,496	6,374	2,672	2,746	941
Due to related parties	1,551,726	-	-	-	-

Intellipharmaceutics International Inc.
Notes to the unaudited interim consolidated financial statements for the three and nine months ended August 31, 2010 and
September 30, 2009
(Stated in U.S. dollars)

16.	Segmented information

The Company's operations comprise a single reporting segment engaged in the research, development, and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in North America.

	Three months ended		Nine months ended
	August 31,	Sept 30,	August 31,	Sept 30,
	2010	2009	2010	2009
	$	$	$	$

Revenue
Canada	-	-	-	-
United States	-	125,590	1,452,221	468,422
	-	125,590	1,452,221	468,422

			August 31,	November 30,
			2010	2009
			$	$
Total assets
Canada			4,614,363	11,081,332

Total property and equipment
Canada			974,062	1,046,121

17.	Deferred revenue

During the second quarter a drug development agreement has been mutually terminated by the Company and the other party. Under the termination agreement the Company is not required to refund any amounts received by the Company under this agreement. As a result, unearned revenue of approximately $1,439,000 was brought into income during the second quarter of fiscal 2010.

18.	Subsequent events

The Company has evaluated subsequent events through the date of the release of the financial statements.